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                          August 14, 2023

       Dr. Brian Wong
       Director, President, and Chief Executive Officer
       RAPT Therapeutics, Inc.
       561 Eccles Avenue
       South San Francisco, California 94080

                                                        Re: RAPT Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2023
                                                            File No. 333-273910

       Dear Dr. Brian Wong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Courtney Tygesson, Esq.